AH
6/8/2004

04015504

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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|---|---|
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| SEC FILE NUMBER |
|---|
| 8- 45497 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5 (A)
# PART III
amended

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

MAIL PROCESSING SECTION RECEIVED JUN 01 2004 WASH., D.C. 187

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DIVERSIFIED RESOURCES, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 JEFFERSON BLVD.
(No. and Street)

| WARWICK | RI | 02888 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEORGE E. WRIGHT — 401 941-1500
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MUTO, VOLLUCCI & CO., LTD.
(Name — *if individual, state last, first, middle name*)

| 51 JEFFERSON BLVD., | WARWICK | RI | 02888 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, GEORGE E. WRIGHT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DIVERSIFIED RESOURCES, LLC, as of DECEMBER 31, ~~19x~~ 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

George E Wright
Signature

OWNER /PRINCIPAL
Title

Maryann Magner, notary
Notary Public
mce 6-12-05

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# COMPUTATION OF NET CAPITAL

| | | | | |
|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | 203,605 [3480] |
| 2. | Deduct ownership equity not allowable for Net Capital | | | [3490] |
| 3. | Total ownership equity qualified for Net Capital | | | 203,605 [3500] |
| 4. | Add: | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | 0 [3520] |
| | B. Other (deductions) or allowable credits (List) | | | |
| | | [3525A] | [3525B] | |
| | | [3525C] | [3525D] | |
| | | [3525E] | [3525F] | 0 [3525] |
| 5. | Total capital and allowable subordinated liabilities | | | 203,605 [3530] |
| 6. | Deductions and/or charges: | | | |
| | A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) | | -148,500 [3540] | |
| | B. Secured demand note deficiency | | [3590] | |
| | C. Commodity futures contracts and spot commodities - proprietary capital charges | | [3600] | |
| | D. Other deductions and/or charges | | [3610] | -148,500 [3620] |
| 7. | Other additions and/or credits (List) | | | |
| | | [3630A] | [3630B] | |
| | | [3630C] | [3630D] | |
| | | [3630E] | [3630F] | 0 [3630] |
| 8. | Net capital before haircuts on securities positions | | | 55,105 [3640] |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | | |
| | A. Contractual securities commitments | | [3660] | |
| | B. Subordinated securities borrowings | | [3670] | |
| | C. Trading and investment securities: | | | |
| | 1. Exempted securities | | [3735] | |
| | 2. Debt securities | | [3733] | |
| | 3. Options | | [3730] | |
| | 4. Other securities | | -1,630 [3734] | |
| | D. Undue Concentration | | [3650] | |
| | E. Other (List) | | | |

Note: No material differences exist between the above computation of net capital and the computation included in the Company's corresponding unaudited and amended FOCUS ...rt on FORM X-17A-5, Part IIA filing at December 31, 2003

| | | | |
|---|---|---|---|
| | [3736A] | [3736B] | |
| | [3736C] | [3736D] | |
| | [3736E] | [3736F] | |
| | | 0 [3736] | -1,630 [3740] |
| 10. | Net Capital | | 53,475 [3750] |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

| | | |
|---|---|---|
| 11. | Minimum net capital required (6-2/3% of line 19) | 645 [3756] |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A) | 5,000 [3758] |
| 13. | Net capital requirement (greater of line 11 or 12) | 5,000 [3760] |
| 14. | Excess net capital (line 10 less 13) | 48,475 [3770] |
| 15. | Excess net capital at 1000% (line 10 less 10% of line 19) | 52,508 [3780] |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | |
|---|---|---|---|---|
| 16. | Total A.I. liabilities from Statement of Financial Condition | | | 9,677 [3790] |
| 17. | Add: | | | |
| | A. Drafts for immediate credit | | [3800] | |
| | B. Market value of securities borrowed for which no equivalent value is paid or credited | | [3810] | |
| | C. Other unrecorded amounts(List) | | | |
| | | [3820A] | [3820B] | |
| | | [3820C] | [3820D] | |
| | | [3820E] | [3820F] | |
| | | | 0 [3820] | 0 [3830] |
| 19. | Total aggregate indebtedness | | | 9,677 [3840] |
| 20. | Percentage of aggregate indebtedness to net capital (line 19 / line 10) | | | % 18.09 [3850] |

Note: No material differences exist between the above compilation of net capital and the computation included in the Company's corresponding unaudited and amended FOCUS report on FORM X-17A-5, Part IIA filing at December 31, 2003.

## COMPUTATION OF NET CAPITAL

**As originally filed.**

| | | | |
|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | 204,826 [3480] |
| 2. | Deduct ownership equity not allowable for Net Capital | | [3490] |
| 3. | Total ownership equity qualified for Net Capital | | 204,826 [3500] |
| 4. | Add: | | |
| A. | **Liabilities subordinated to claims of general creditors allowable in computation of net capital** | | 0 [3520] |
| B. | **Other (deductions) or allowable credits (List)** | | |
| | [3525A] | [3525B] | |
| | [3525C] | [3525D] | |
| | [3525E] | [3525F] | 0 [3525] |
| 5. | Total capital and allowable subordinated liabilities | | 204,826 [3530] |
| 6. | Deductions and/or charges: | | |
| A. | **Total nonallowable assets from Statement of Financial Condition (<u>Notes B and C</u>)** | 149,100 [3540] | |
| B. | **Secured demand note deficiency** | [3590] | |
| C. | **Commodity futures contracts and spot commodities - proprietary capital charges** | [3600] | |
| D. | **Other deductions and/or charges** | [3610] | -149,100 [3620] |
| 7. | Other additions and/or credits (List) | | |
| | [3630A] | [3630B] | |
| | [3630C] | [3630D] | |
| | [3630E] | [3630F] | 0 [3630] |
| 8. | Net capital before haircuts on securities positions | | 55,726 [3640] |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | |
| A. | **Contractual securities commitments** | [3660] | |
| B. | **Subordinated securities borrowings** | [3670] | |
| C. | **Trading and investment securities:** | | |
| 1. | **Exempted securities** | [3735] | |
| 2. | **Debt securities** | [3733] | |
| 3. | **Options** | [3730] | |
| 4. | **Other securities** | 1,565 [3734] | |

E. Other (List)

| | |
|---|---|
| [3736A] | [3736B] |
| [3736C] | [3736D] |
| [3736E] | [3736F] |
| | 0 [3736] |

-1,565 [3740]

10. Net Capital — 54,161 [3750]

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

| | | |
|---|---|---|
| 11. | Minimum net capital required (6-2/3% of line 19) | 76 [3756] |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A) | 5,000 [3758] |
| 13. | Net capital requirement (greater of line 11 or 12) | 5,000 [3760] |
| 14. | Excess net capital (line 10 less 13) | 49,161 [3770] |
| 15. | Excess net capital at 1000% (line 10 less 10% of line 19) | 54,046 [3780] |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition — 1,141 [3790]

17. Add:

A. **Drafts for immediate credit** — [3800]

B. **Market value of securities borrowed for which no equivalent value is paid or credited** — [3810]

C. **Other unrecorded amounts(List)**

| | |
|---|---|
| [3820A] | [3820B] |
| [3820C] | [3820D] |
| [3820E] | [3820F] |
| | 0 [3820] |

0 [3830]

19. Total aggregate indebtedness — 1,141 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) — % 2 [3850]

## OTHER RATIOS

% 0